Exhibit 99(a)(37)

Radiant Systems and NCR Merger

Frequently Asked Equity Questions #2

Tender Offer Questions

Q1:	I received an e-mail from E*Trade this weekend about the tender offer by Ranger Acquisition Corporation. Is this NCR?

Yes. Ranger Acquisition Corporation is a wholly owned subsidiary of NCR through which NCR is acquiring Radiant.

Q2:	Do I need to respond to the e-mail from E*Trade?

Yes. If you would like to tender your shares to NCR, you do need to respond to the e-mail from E*Trade by following the link. This link will take you to a page where you can indicate your agreement to tender your shares.

Q3:	I did not receive a tender offer for my unvested restricted stock shares nor for my stock options. Should I have received one?

You should only receive a tender offer for shares actually issued to you, including unvested restricted shares, but excluding vested or unvested stock options. You may have recently received tender offer documents from E*Trade for shares you own outright (e.g., shares acquired when you previously exercised options or shares in your ESPP account). You should also be receiving a separate package in the mail with tender offer documents relating to your unvested restricted stock.

Tax Withholding Questions

Q4:	What are incentive stock options (ISOs) and are taxes withheld from incentive stock options that are being cashed out?

Radiant issued a number of incentive stock options (ISOs) through 2005. We have not issued any ISOs since that time; however, many of those issued are still outstanding and will be cashed out when the tender offer closes or shortly after. Normally, ISOs are eligible for favorable tax treatment, in that withholding taxes are not required when they are exercised. However, under IRS regulations, cashing out an ISO does not involve the exercise of the ISO, so taxes do have to be withheld from the proceeds of the cash-out (see question 6).

Q5:	Can I avoid having taxes withheld from my incentive stock options (ISOs)?

The only way to avoid tax withholding on your ISOs is to exercise them prior to close of the tender offer. However, please keep in mind that although withholding is not required on ISO exercises, the income is taxable income. You should consult your tax adviser to determine if you need to take additional action in order to avoid an underpayment penalty. If you ultimately decide to exercise your ISOs before the close of the tender offer, you must do so before August 15, 2011, the beginning of the blackout period.

Q6:	When my vested and unvested stock options (incentive stock options and non-qualified stock options) are cashed out, what taxes will be withheld?

At the time the stock options are cashed out, U.S. employees will have the following taxes withheld:

Federal taxes – 25% (up to $1 million supplemental income – 35% above $1 million supplemental income)

State taxes – varies by state

Georgia = 6%

Texas = 0%

Tennessee = 0%

California = 10.23%

Colorado = 4.63%

Oregon = 9%

Virginia = 5.75%

New York = 9.77%

Ohio = 3.5%

Medicare = 1.45%

Social Security = 4.2% (until you meet 2011 annual limit of $4,485.60)

Local Income Taxes – a few cities, such as New York City require local income tax withholding. For New York City, the withholding is 4.25%.

Employees in the United Kingdom and Austria are also subject to tax withholding. If you reside in either of these countries you will receive additional information about your tax withholding from someone in Corporate Stock Administration.

Q7:	When my ESPP shares are cashed out, will taxes be withheld?

No, but the proceeds will be taxed depending on how long you have owned the shares. If shares are being cashed out within one year of the purchase date or two years of the subscription date (the first day of the purchase period), this is called a “disqualifying disposition” and will be taxed as ordinary income.

If shares are being cashed out beyond one year of the purchase date or two years of the subscription date (the first day of the purchase period), this is called a “qualifying disposition” and is generally taxed at capital gain rates.

Q8:	What taxes will be withheld from my unvested restricted stock awards?

Tax withholding rates for restricted stock awards that vest in connection with the close of the tender offer are the same as those for options listed above, unless you filed an 83(b) election when the restricted stock award was granted, in which case no taxes will be withheld for the award for which the election applies.

Q9:	What is the $1 million supplemental income limit?

Under U.S. tax law, federal taxes on supplemental income (all income excluding base salary) are withheld at 25% up to $1 million. Above $1 million, federal taxes on supplemental income are withheld at 35%. Bonuses, commissions and income from equity awards count towards the supplemental income limit. If we anticipate you will reach this limit as a consequence of this transaction, you will be notified by someone in Corporate Stock Administration.

Payment Questions

Q10:	How will I receive payment for my outstanding stock options (both vested and unvested) and unvested restricted stock?

The Bank of New York is the paying agent for stock options and unvested restricted stock. You will receive a check through the mail as soon as possible after the close of the tender offer. The check will be for your net proceeds (proceeds after tax withholding). If you have both stock options and unvested restricted stock, you will receive a separate check for each.

Q11:	If I have Phantom Stock (Austria only), how will I receive payment for my unvested phantom stock?

The Bank of New York is the paying agent for unvested phantom stock. You will receive a check in the mail for the net proceeds (proceeds after tax withholding).

Q12:	Can I find out what my net proceeds will be prior to receiving the check?

If you would like to estimate your net proceeds, you may do the following:

•	Login to your E*Trade account to determine your outstanding equity awards.
•	For stock options, you may estimate your net payment as follows:
o	Subtract the exercise (grant) price from $28
o	Multiply this by the number of outstanding options you have (both vested and unvested). This will be your taxable income.
o	Using the tax rates listed under question 6, calculate your taxes by multiplying these percentages times you taxable income.
o	View your latest pay check stub to determine how close you are to the Social Security limit. If you have reached it, you will not need to deduct Social Security taxes. If this transaction takes you above it, you will only need to pay Social Security taxes on the amount that takes your taxable income up to $106,800 (results in Social Security taxes of $4,485.60).
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If your supplemental earnings (earnings excluding base salary) will be above $1 million, you will need to calculate a portion of your federal tax withholding at 35%. As indicated above, you will receive an e-mail from someone in Corporate Stock

Administration if we anticipate that your supplemental earnings will exceed this amount.
o	Deduct the tax withholding from your taxable income to arrive at your estimated net payment.
•	For restricted stock awards and phantom stock awards, you may estimate your net payment as follows:
o	Multiply the number of unvested shares by $28 to calculate your taxable income.
o	Estimate your tax withholding as indicated above.

Q13:	Will I receive a statement that shows me what taxes were withheld after the payout?

Yes. We are still determining the most efficient way to get this information to you and will notify you as soon as the decision has been made so that you have the information you need to understand your payment.

Important Information about the Tender Offer

This FAQ is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO, containing an offer to purchase, a form of letter of transmittal and related tender offer documents, filed by NCR Corporation with the Securities and Exchange Commission (the “SEC”) on July 25, 2011. The Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC on July 25, 2011. These documents, as amended from time to time, contain important information about the tender offer and shareholders of the Company are urged to read them carefully before any decision is made with respect to the tender offer. The tender offer materials are available at no charge on the SEC’s website at www.sec.gov. A copy of the tender offer materials are available free of charge to all stockholders of the Company at www.radiantsystems.com or by contacting Radiant Systems, Inc. at 3925 Brookside Parkway, Alpharetta, Georgia 30022, Attn: Investor Relations Director, (770) 576-6000.

Statement on Cautionary Factors

Except for the historical information presented herein, matters discussed herein may constitute forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including statements preceded by, followed by, or that include the words “future”; “anticipate”; “potential”; “believe”; or similar statements are forward-looking statements. Risks and uncertainties include uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Radiant shareholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, business partners or governmental entities; as well as risks detailed from time to time in Radiant’s public disclosure filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2010, subsequent quarterly filings on Form 10-Q and the solicitation/recommendation statement to be filed in connection with the tender offer. The information contained herein is as of August 2, 2011. Radiant disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the filing of this information or otherwise, except as expressly required by law. Copies of Radiant’s public disclosure filings are available from its investor relations department.

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